PRAXIS MUTUAL FUNDS

	   	    CERTIFICATE OF THE SECRETARY

	The undersigned hereby certifies that she is the duly elected Secretary of Praxis Mutual Funds (the "Trust"), and that the Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Trust, adopted the following resolution at a meeting at which a quorum was present on November 18, 2013:

RESOLVED, that, after taking into consideration all relevant factors concerning the fidelity bond covering the assets of the Trust, the Trustees, including a majority of the Independent Trustees, do, and they hereby have, approved the continuation of the fidelity bond.


Witness my hand this 27th day of December 2013.

					/s/Susan Morrison
					_____________________________
					Susan Morrison
					Secretary